Exhibit 14.1

PETROSHARE CORP.
CODE OF ETHICS
March 1, 2016
Introduction
In keeping with our commitment to honest business practices, PetroShare Corp. (“PetroShare” or the “Company”) has adopted this company-wide Code of Ethics to assist our directors, officers, and employees (“PetroShare Representatives”) in complying with both our corporate policies and with the law.
Although this Code of Ethics covers many different business practices and procedures, it does not cover every issue that may arise. Instead, our Code sets forth the clear principles and standards to which we expect PetroShare Representatives to adhere and certain principles regarding enforcement of the Code. At PetroShare, our goal is to conduct ourselves in a manner that avoids even the appearance of impropriety.
This Code should be read in conjunction with our other corporate policies. If a law conflicts with a policy in this Code, you must comply with the law. If you have questions about this Code, other PetroShare policies, or how to comply with the law in a certain situation, it is important that you immediately bring your questions to one of PetroShare’s officers. If you are in or observe a situation that you believe may violate or lead to a violation of this Code, you should refer to Section E of our Code for guidance on how to report questionable behavior.
PetroShare Representatives who violate the standards of this Code will be subject to disciplinary action. Such action may include termination of employment.
A.	Compliance with All Laws, Rules and Regulations
PetroShare requires that all PetroShare Representatives strictly adhere to local, state, and federal laws, as well as the laws of other countries in which we may conduct business. If you have questions about what laws we are subject to, or about how to comply with certain laws, it is important that you alert an officer of PetroShare to your question. We rely on you not only to act ethically, but also to assist your fellow employees and management in following the law. When appropriate, PetroShare will provide information and training to promote compliance with laws, rules, and regulations, including insider-trading laws. Each PetroShare Representative has a responsibility to:
•    maintain a safe and healthy work environment;
•    promote a workplace that is free from discrimination or harassment based on race, color, religion, sex, age, national origin, disability or other factors that are unrelated to the Company’s business interests;
•    support fair competition and laws prohibiting restraints of trade and other unfair trade practices;

•    conduct our activities in full compliance with all applicable environmental laws;
•    keep the political activities of our directors, officers and employees separate from our business;
•    refrain from making any illegal payments, gifts, or gratuities to any government officials or political party;
•    refrain from the unauthorized use, reproduction, or distribution of any third party’s trade secrets, copyrighted information or confidential information; and
•    comply with all applicable securities laws, including insider trading laws which require PetroShare Representatives to refrain from trading in the Company’s securities while in possession of confidential non-public information concerning the Company and “tipping” others who might make an investment decision on the basis of on such information.
B.	Conflicts of Interest and Ethical Conduct
PetroShare Representatives are expected to make or participate in business decisions and actions based on the best interests of PetroShare as a whole, and not based on personal relationships or personal gain. As we define it, a “conflict of interest” exists when a PetroShare Representative’s private interest interferes in any way with the interest of PetroShare, or creates an appearance of impropriety. A conflict situation can arise when you have interests that make it difficult for you to perform your work objectively, or when a PetroShare Representative receives improper personal benefits as a result of his or her position with the Company. Conflicts of interest are prohibited as a matter of Company policy, unless authorized by the Board of Directors or under guidelines approved by the Board of Directors.
It is almost always a conflict of interest for a PetroShare Representative to work simultaneously for a competitor, customer, or supplier. You should avoid any relationship that would cause a conflict of interest with your duties and responsibilities at PetroShare. In order to avoid a conflict of interest, or even an appearance of a conflict of interest, PetroShare Representatives will not:
•	possess any personal financial interest in any business transaction of the Company or its agents or representatives unless such interest is first approved by the Board;
•	act as a consultant, director, officer, or employee of, or otherwise operate an outside business that would interfere with the PetroShare Representative’s responsibilities with the Company;
•	conduct business on behalf of the Company with immediate family members, which include spouses, children, parents, siblings and persons sharing the same home whether or not legal relatives;

•	accept gifts, gratuities, bribes, kickbacks, or similar remuneration or consideration given by any person or organization in order to attract or influence business activity;
•	conduct personal business with vendors, suppliers, competitors, or customers of the Company; or
•	use information concerning the Company’s business for personal gain or profit.
Members of our Board of Directors have a special responsibility to the Company and to our shareholders. To avoid conflicts of interest, directors are required to disclose to their fellow directors any personal interest they may have in a transaction being considered by the Board and, when appropriate, to recuse themselves from any decision in which there may be a conflict of interest. Waivers of a conflict of interest or this Code involving executive officers and directors require approval by the Board of Directors.
In addition to raising a potential conflict of interest, certain transactions with any director, officer, or shareholder that beneficially owns 5% or more of the Company’s securities are considered to be a “related party transaction” due to the related person’s relationship with the Company and the direct or indirect material interest in the transaction. All related party transactions must be disclosed to the Board of Directors for review and approval.
Our Board of Directors and officers also have a duty to refrain from taking for themselves any opportunity discovered through use of Company property, information, or position, using Company property for personal gain, and from competing with the Company. PetroShare’s officers and directors shall advance the Company’s legitimate interests when the opportunity to do so arises.
In addition to the foregoing, all PetroShare Representatives shall:
•	act honestly and ethically in the performance of his or her duties at PetroShare, avoiding actual or apparent conflicts of interest in personal and professional relationships;
•	comply with rules and regulations of federal, state, provincial, local and foreign governments, as well as those of other appropriate private and public regulatory agencies that affect the conduct of the Company’s business and the Company’s financial reporting;
•	act in good faith, responsibly, with due care, competence and diligence, without misrepresenting material facts or allowing one’s independent judgment to be subordinated;
•	share knowledge and maintain skills relevant to carrying out the PetroShare Representatives’ duties within the Company;

•	proactively promote and set an example of ethical behavior as a responsible partner among peers and colleagues in the work environment and community;
•	achieve responsible use of and control over all assets and resources of the Company to which they are entrusted;
•	honestly and accurately maintain the books, records, accounts, and financial statements of the Company in reasonable detail to appropriately reflect the Company’s transactions and to conform with the Company’s system of internal controls and meet all applicable legal requirements, and retain such records in accordance with the Company’s document retention policies; and
•	report any discovery of a violation of the Code or potential or existing conflict of interest in accordance with the procedures set forth in Section F of our Code.
C.	Our Commitment to Full, Fair, Accurate, Timely and Plain English Disclosure
As a respected public company, it is critical that PetroShare’s filings with the Securities and Exchange Commission be complete, timely and accurate in all material respects. PetroShare Representatives are charged with the responsibility of providing management with accurate and complete information to assure we are complying with our public disclosure requirements and our commitment to our shareholders.
In addition to this general duty of PetroShare Representatives to assist the Company’s senior management in meeting its obligations for public reporting compliance purposes, the CEO and senior financial management employees each agree that he or she will:
•	provide information that is accurate, complete, objective, relevant, timely and understandable to ensure full, fair, accurate, timely, and understandable disclosure in reports and documents filed with or submitted to the SEC or used in other public communications by the Company;
•	maintain accurate and reasonably detailed documents, reports, or other records, and will not falsify or improperly alter any information contained in the Company’s records; and
•	promptly bring to the attention of the Company’s Chief Executive Officer or the Board of Directors, any information concerning (i) any conduct believed to be a violation of law or business ethics, or this Code, including any transaction or relationship that reasonably could be expected to give rise to such a conflict; (ii) significant deficiencies in the design or operation of internal controls which could adversely affect the Company’s ability to record, process, summarize and report financial data or (iii) any fraud, whether or not material, that involves management or other employees who have a significant role in PetroShare’s financial reporting, disclosures, or internal controls.

D.	Confidentiality
PetroShare Representatives shall respect and maintain the confidentiality of information acquired in the course of one’s work and shall not disclose such confidential information except when authorized or legally obligated to do so. Further, confidential information acquired in the course of performing one’s duties for PetroShare will not be used for personal advantage or gain. The responsibility to keep such confidential information continues even after your employment relationship with the Company ends.
E.	Reporting and Treatment of Violations
Persons who become aware of suspected violations of this Code or who are asked to violate the Code should promptly report the information to any member of the Company’s Board of Directors. If the reporting person feels uncomfortable reporting suspected violations to the Board of Directors, he or she may report matters to our outside legal counsel.
To assist in the response to or investigation of the alleged violation, the report should contain as much specific information as possible for proper assessment of the nature, extent, and urgency of the alleged violation. Without limiting the foregoing, the report should, to the extent possible, contain the following information:
•	the alleged event, matter or issue that is the subject of the alleged violation;
•	the name of each person involved;
•	if the alleged violation involves a specific event or events, the approximate date and location of each event; and
•	any additional information, documentation or other evidence available relating to the alleged violation.
Any questions or violation reports can be made anonymously to Board of Directors or its outside legal counsel at its respective address or telephone number. Confidentiality will be maintained to the maximum extent possible when balanced with the need to conduct an adequate review of the alleged violation. The Company will not permit retaliation against any PetroShare Representative who makes a report in good faith under this Code.
The Board of Directors has the power to monitor, investigate, make determinations, and take action with respect to violations of this Code. In determining whether to take disciplinary action, the Board of Directors may take into account, among other factors:
•	the nature and severity of the violation;
•	whether the violation was a single occurrence or involved repeated occurrences;
•	whether the violation appears to have been intentional or inadvertent;

•	whether the person in question had been advised prior to the violation as to the proper course of action;
•	whether the person in question had committed other violations in the past; and
•	such other facts and circumstances as the Board of Directors shall deem advisable in the context of the alleged violation.
Any waiver of this Code for PetroShare Representatives may be made only by the Board of Directors. Any director seeking a waiver may not participate in the Board action related to such waiver. A waiver of this Code for any officer or director will be promptly disclosed to the Company’s shareholders.